Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341




05007318


MACQUARIE
BANK

13 April 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

dlw 4/20

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	23 February 2005 but this is the first notice re: Macquarie Capital Alliance Group (MCAG) stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland
Date of change	4 April 2005
No. of securities held prior to change	Nil
Class	MCAG partly paid stapled securities issued at $4.00 each and paid to $2.00 each
Number acquired	50,000 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.00 per stapled security
No. of securities held after change	50,000 MCAG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to stapled securities pursuant to Prospectus.

G:\CAG\COS\DLEONG\BRD\ASX notices\Niland\jm04042005.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 12 April 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\Niland\jm04042005.doc

+ See chapter 19 for defined terms.

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

11 April 2005


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 8th April 2005, was 0.04%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	15 December 2004 but 15 September 2004 re: Macquarie CountryWide Trust (MCW) units

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite
Date of change	23 March 2005
No. of securities held prior to change	12,173 units
Class	MCW Ordinary Units
Number acquired	6,640 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.85 per unit
No. of securities held after change	18,813 MCW Units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of units pursuant to rights issue

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 April 2005

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8th April 2005


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 28 February 2005, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 31 March 2005 the number of issued fully paid ordinary $1.00 shares was 223,683,592.

Since the last notification to the ASX, the following new options have been issued:

- 45,000 options exercisable at $49.51 each and expiring on 8 March 2010 (MBL0292); and
- 35,000 options exercisable at $49.57 each and expiring on 22 March 2010 (MBL0293).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 3,399 options exercisable at $29.96 each and expiring on 30 September 2008 (MBL0211)
- 5,000 options exercisable at $32.48 each and expiring on 12 November 2008 (MBL0232);
- 12,500 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 6,000 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271); and

- 5,000 options exercisable at $49.16 each and expiring on 22 February 2010 (MBL0291).

The number of options on issue at 31 March 2005 was 28,292,709, all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	33,334	$27.98	1/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0012	4,168	$27.04	17/04/2006
MBL0014	1,668	$28.55	19/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	1,668	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	2,992,131	$34.71	2/08/2006
MBL0030	1,668	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	1,668	$35.41	29/08/2006
MBL0040	518,850	$34.71	31/08/2006
MBL0041	3,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0049	8,332	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	3,334	$33.01	27/09/2006
MBL0052	191,868	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	1,668	$29.72	8/10/2006
MBL0057	1,668	$37.52	9/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006

Listing of Macquarie Bank Limited Options

As at 31 March 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0063	1,668	$37.26	31/10/2006
MBL0064	1,668	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	1,668	$35.71	5/12/2006
MBL0074	4,168	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	15,834	$36.54	13/03/2007
MBL0080	6,668	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	3,334	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	3,334	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	3,334	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,162,226	$30.51	1/08/2007

Listing of Macquarie Bank Limited Options

As at 31 March 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0119	3,334	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	3,800	$33.06	28/08/2007
MBL0124	683,024	$30.51	30/08/2007
MBL0125	3,400	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	201,853	$30.51	11/10/2007
MBL0132	3,334	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	11,134	$30.51	20/11/2007
MBL0142	277,888	$30.51	24/12/2007
MBL0143	8,334	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	8,334	$21.66	3/02/2008
MBL0151	3,334	$23.48	24/01/2008
MBL0152	5,000	$20.57	6/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	3,334	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	3,334	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	2,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	21,667	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	26,667	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,140,895	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	697,482	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	67,875	$28.74	1/10/2008
MBL0211	1,601	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008

Listing of Macquarie Bank Limited Options

As at 31 March 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0221	5,000	$22.22	24/10/2008
MBL0222	26,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	12,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009

Listing of Macquarie Bank Limited Options

As at 31 March 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,162,546	$32.75	9/08/2009
MBL0269	2,450,000	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	792,350	$34.60	8/09/2009
MBL0272	220,200	$35.28	22/09/2009
MBL0273	217,650	$36.99	8/10/2009
MBL0274	112,800	$39.64	22/10/2009
MBL0275	88,350	$40.81	8/11/2009
MBL0276	94,200	$32.75	8/11/2009
MBL0277	25,000	$33.11	8/11/2009
MBL0278	54,850	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	76,400	$44.88	8/12/2009
MBL0281	7,000	$34.60	8/12/2009
MBL0282	30,000	$32.75	8/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	32,500	$46.97	10/01/2010
MBL0285	35,000	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	5,000	$48.61	24/01/2010
MBL0288	68,000	$49.31	8/02/2010
MBL0289	32,500	$49.47	8/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	8/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBLAFL	726,834	$23.94	21/07/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	18,100	$23.94	11/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGS	58,125	$23.94	30/08/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	1,668	$27.93	12/01/2006
MBLAHW	12,500	$27.46	16/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2005

MBL Code	**Number**	**Exercise Price**	**Expiry Date**
MBLAHY	12,500	$27.71	18/01/2006
TOTAL	28,292,709		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	8 March 2005 but this is the first notice re: Macquarie Capital Alliance Group (MCAG) stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Blueflag Holdings Pty Limited, a trustee of a trust of which Allan Moss is a beneficiary
Date of change	4 April 2005
No. of securities held prior to change	Nil
Class	MCAG partly paid stapled securities issued at $4.00 each and paid to $2.00 each
Number acquired	250,000 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.00 per stapled security
No. of securities held after change	250,000 MCAG stapled securities

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to stapled securities pursuant to Prospectus.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 April 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	9 February 2005 but this is the first notice re: Macquarie Capital Alliance Group ("MCAG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Stapled securities held by H J McCann Investments Pty Limited as trustee for HK McCann Superannuation Fund, of which H K McCann is a beneficiary
Date of change	4 April 2005
No. of securities held prior to change	Nil
Class	MCAG partly paid stapled securities issued at $4.00 each and paid to $2.00 each.
Number acquired	12,500 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.00 per stapled security

+ See chapter 19 for defined terms.

No. of securities held after change	12,500 MCAG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to stapled securities pursuant to Prospectus.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 April 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\MCCANN\hkm04042005.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	6 April 2005 but this is the first notice re: Macquarie Capital Alliance Group (MCAG) stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary and Allpass Investments, a company in which John Allpass has a relevant interest
Date of change	4 April 2005
No. of securities held prior to change	Nil
Class	MCAG partly paid stapled securities issued at $4.00 each and paid to $2.00 each
Number acquired	• 32,500 stapled securities acquired by John Allpass Pty Limited; and • 6,500 stapled securities acquired by Allpass Investments Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.00 per stapled security
No. of securities held after change	• 32,500 MCAG stapled securities acquired by John Allpass Pty Limited; and • 6,500 MCAG stapled securities acquired by Allpass Investments Pty Limited

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga04042005.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to stapled securities pursuant to Prospectus

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

8 April 2005

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232-0039
Facsimile:
(02) 8232-4437

Email Address
karen.andrade@macquarie.com

Please telephone
Matthew O'Connor on
(02) 8232-0039
if complete transmission
not received.

RMD Compliance

Attention	Company Announcements	**Date**	8 April 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	18 (incl. this page)
From	Karen Andrade	**Priority**	Routine


MACQUARIE
BANK

Message

FORM 603:

Attached FORM 603 re Macquarie Capital Alliance Group (MCQ)

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	Company Name/Scheme	**MACQUARIE CAPITAL ALLIANCE GROUP ("MCQ")**
		Macquarie Capital Alliance Management Limited (ACN 105 777 704) ("MCAML") as responsible entity of Macquarie Capital Alliance Trust (ARSN 112 638 212) ("MCAT") Macquarie Communications Infrastucture Limited (ACN 112 594 662) ("MCAL") Level 11, 1 Martin Place Sydney, NSW 2000
	A.C.N.	See above

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder became a substantial holder on	8th April 2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Stapled Securites ("stp sec")	25,472,750	25,472,750	10.19%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Number Of	and Class Securities
MCAML	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	25,000,000	Stp sec
Macquarie Private Portfolio Management Limited ("MPPM")	Relevant interest arising pursuant to section 608 (1) of the Corporations Act, having the power to dispose of securities on behalf of clients	472,750	Stp sec

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder[8]	Number of	and Class Securities
MCAML	MCAML	MCAML	25,000,000	Stp sec
MPPM	Bond St. Custodians	Bond St. Custodians	472,750	Stp sec

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]	Number of	and Class Securities
MCAML	Allotment 05/04/05	2.00 per stp sec	25,000,000	Stp sec
MPPM	Allotment 05/04/05	2.00 per stp sec	472,750	Stp sec

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
MBL Group, MCAML, MPPM	Related bodies corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
MCAML	C\- Level 11, 1 Martin Place, Sydney, NSW, 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here  Date: 08/04/05